Exhibit 99.3

SCAILEX CORPORATION LTD.

FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008

SCAILEX CORPORATION LTD.

FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008

SCAILEX CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS

	September 30		December 31
	2008	2007	2007
	NIS in thousands

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	562,417	370,137	428,291
Available-for-sale financial assets	378,992	992,747	1,186,148
Securities held-to-maturity	-	20,687	8,043
Trade receivables	114,613	-	-
Other receivables	15,271	12,362	12,173
Inventories	27,050	-	-
Current assets of discontinued operations	1,061	88,098	45,551

	1,099,404	1,484,031	1,680,206

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Securities held-to-maturity	11,013	36,447	35,032
Prepaid expenses	770	-	-
Fund in respect of employees rights upon retirement	690	-	-
Deferred income taxes	25,638	-	-

	38,111	36,447	35,032

FIXED ASSETS	5,880	1,445	2,679

OTHER ASSETS	429	-	-

GOODWILL	165,665	-	-

TOTAL ASSETS	1,309,489	1,521,923	1,717,917

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Suppliers and service providers	61,911	1,138	1,484
Creditors and accruals	13,599	2,181	4,127
Income taxes payable	-	4,037	*3,760
Current liabilities related to discontinued operations	35,280	67,047	*57,216

	110,790	74,403	66,587

LONG-TERM LIABILITIES
Liability for employee rights upon retirement, net	-	69	200
Deferred income taxes	-	-	34,345
Capital note from minority shareholders in a subsidiary	-	231,984	222,798

	-	232,053	257,343

SHAREHOLDERS' EQUITY	1,198,699	1,215,467	1,393,987

	1,309,489	1,521,923	1,717,917

* Reclassified

Shachar Rachim	Yahel Shachar	Ilan Ben Dov
CFO	CEO	Chairman of the board of directors

Date of approval for the financial statements by the board of the directors: November 17th, 2008

The accompanying notes are an integral part of the financial statements

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Period of nine months ended September 30,		Period of three months ended September 30,		Year ended December 31 2007
	2008	2007	2008	2007	2007
	NIS in Thousands

INCOME
FINANCIAL INCOME	19,344	29,465	14,006	5,840	39,115
OTHER INCOME	308,162	641	-	21	43,759

	327,506	30,106	14,006	5,861	82,874

EXPENSES
GENERAL AND ADMINISTRATIVE EXPENSES	(11,805)	(8,372)	(3,345)	(2,753)	(14,552)
FINANCIAL EXPENSES	(878)	(13,961)	(99)	(11,992)	(28,208)

INCOME (LOSS) BEFORE TAXES ON INCOME	314,823	7,773	10,562	(8,884)	40,114
TAX BENEFIT	24,679	180	25,638	293	-

NET INCOME FROM CONTINUING OPERATIONS	339,502	7,953	36,200	(8,591)	40,114

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	10,769	(908)	(147)	(2,253)	5,503

NET INCOME (LOSS) FOR THE PERIOD	350,271	7,045	36,053	(10,844)	45,617

Related net income (loss) for the period:
Company shareholders	347,478	21,588	36,060	3,162	61,523
Minority shareholders	2,793	(14,543)	(7)	(14,006)	(15,906)

T o t a l	350,271	7,045	36,053	(10,844)	45,617

EARNINGS PER ORDINARY SHARE FOR
THE COMPANY SHAREHOLDERS (NIS)

BASIC:
Continuing operations	8.9	0.6	1.0	0.2	1.5
Discontinued operation	0.3	0.0	0.0	(0.1)	0.1

Basic earnings per share	9.2	0.6	1.0	0.1	1.6

Average number of shares (in thousands)	38,090	38,200	37,820	38,200	38,164

DILUTED:
Continuing operations	8.9	0.6	1.0	0.2	1.5
Discontinued operation	0.3	0.0	0.0	(0.1)	0.1

Diluted earning per share	9.2	0.6	1.0	0.1	1.6

Average number of shares (in thousands)	38,059	38,200	37,850	38,200	38,207

The accompanying notes are an integral part of these financial statements

SCAILEX CORPORATION LTD.
CONDOLIDATED STEATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning	Total	Minority interest	Total share Holders Equity
	Shares	Sum
	N I S i n T h o u s a n d s

BALANCE AT JANUARY 1, 2007	38,066,363	26,731	1,210,918	(139,148)	(62,086)	(2,882)	170,876	1,204,409	52,668	1,257,077

Changes during 2007:
Income (loss) for the period	-	-	-	-	-	-	61,523	61,523	(15,906)	45,617
Other comprehensive income (loss), net:
Available-for-sale securities	-	-	-	-	-	175,227	-	175,227	43,498	218,725
Realized losses from available-for-sale securities	-	-	-	-	-	904	-	904	-	904
Currency translation	-	-	-	-	(112,724)	-	-	(112,724)	(5,817)	(118,541)

Total comprehensive Income								63,407	37,681	101,088
Benefit component in respect of capital note in susidiary	-	-	-	-	-	-	-	-	12,690	12,690
Amortization of deferred stock compensation related to
options granted to employees	-	-	18	-	-	-	-	18	-	18
Exercise of options to ordinary shares	112,000	17	1,724	-	-	-	-	1,741	-	1,741
Dividend distributed to the minority in a subsidiary	-	-	-	-	-	-	-	-	(24,244)	(24,244)

BALANCE AT DECEMBER 31 2007	38,178,363	26,748	1,212,660	(139,148)	(174,810)	173,249	232,399	1,331,098	62,889	1,393,987

Changes during the period ended Septmber 30 2008:
Income for the period	-	-	-	-	-	-	347,478	347,478	2,793	350,271
Other comprehensive income (loss), net
Losses from available-for-sale securities	-	-	-	-	-	(212,650)	-	(212,650)	(2,968)	(215,618)
Realized losses from available-for-sale securities
included in the P&L	-	-	-	-	-	39,835	-	39,835	-	39,835
Edging of cash flows	-	-	-	-	-	-	-	-	(19,812)	(19,812)
Currency translation	-	-	-	-	(149,992)	-	-	(149,992)	(6,853)	(156,845)

Total comprehensive Income (loss)	-							(322,807)	(29,633)	(352,440)
Purchasing of shares in subsidiary	-	-	11,332	-	-	-	-	11,332	(11,332)	-
Purchasing of treasury shares	-	-	-	(19,610)	-	-	-	(19,610)	-	(19,610)
Dividend distributed to the minority in a subsidiary	-	-	-	-	-	-	-	-	(23,468)	(23,468)
Dividend distributed to the Company's shareholders	-	-	-	-	-	-	(150,041)	(150,041)	-	(150,041)

BALANCE AT SEPTEMBER 30, 2008	38,178,363	26,748	1,223,992	(158,758)	(324,802)	434	429,836	1,197,450	1,249	1,198,699

The accompanying notes are an integral part of the financial statements

SCAILEX CORPORATION LTD.
CONDOLIDATED STEATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning	Total	Minority interest	Total share Holders Equity
	Shares	Sum
	N I S i n T h o u s a n d s

BALANCE AT JANUARY 1, 2007	38,066,363	26,731	1,210,918	(139,148)	(62,086)	(2,882)	170,876	1,204,409	52,668	1,257,077

Changes during the 6 months ended September 30 2007:
Net income for the period							21,588	21,588	(14,543)	7,045
Other comprehensive loss:
Available-for-sale securities						31,088		31,088	7,214	38,302
Currency translation					(60,637)			(60,637)	(3,835)	(64,472)

Total comprehensive loss								(29,549)	3,379	(26,170)
Exercise of options to ordinary shares	112,000	17	1,724					1,741		1,741
Dividend distributed to the minority in a subsidiary									(24,244)	(24,244)
Amortization of deferred stock compensation
related to options granted to employees			18					18		18

BALANCE AT SEPTEMBER 30, 2007	38,178,363	26,748	1,212,660	(139,148)	(122,723)	28,206	192,464	1,198,207	17,260	1,215,467

The accompanying notes are an integral part of the financial statements

SCAILEX CORPORATION LTD.
CONDOLIDATED STEATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning	Total	Minority interest	Total share Holders Equity
	Shares	Sum
	T h o u s a n d s N I S

BALANCE AT JULY 1, 2008	38,178,363	26,748	1,223,992	(139,148)	(324,802)	(102)	393,776	1,180,464	1,256	1,181,720

Changes during the 3 months ended September 30, 2008:
Net income for the period	-	-	-	-	-	-	36,060	36,060	(7)	36,053
Other comprehensive income (loss):
Available-for-sale securities	-	-	-	-	-	536	-	536	-	536

Total comprehensive income								536	-	536
Purchasing of treasury shares	-	-	-	(19,610)	-	-	-	(19,610)	-	(19,610)

BALANCE AT SEPTEMBER 30, 2008	38,178,363	26,748	1,223,992	(158,758)	(324,802)	434	429,836	1,197,450	1,249	1,198,699

BALANCE AT JULY 1, 2007	38,178,363	26,748	1,212,660	(139,148)	(53,485)	8,904	189,302	1,244,981	28,157	1,273,138
Changes during the 3 months ended September 30, 2007:
Net income for the period	-	-	-	-	-	-	3,162	3,162	(14,006)	(10,844)
Other comprehensive income (loss):
Available-for-sale securities	-	-	-	-	-	19,189	-	19,189	4,742	23,931
Realized losses from available-for-sale
securities	-	-	-	-	-	113	-	113	-	113
Currency translation	-	-	-	-	(69,238)	-	-	(69,238)	(1,633)	(70,871)

Total comprehensive loss								(49,936)	(3,109)	(46,827)

BALANCE AT SEPTEMBER 30, 2007	38,178,363	26,748	1,212,660	(139,148)	(122,723)	28,206	192,464	1,198,207	17,260	1,215,467

The accompanying notes are an integral part of the financial statements

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period of nine months ended September 30,		Period of three months ended September 30,		Year Ended December 31,
	2008	2007	2008	2007	2007
	N I S i n t h o u s a n d s

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	350,271	7,045	36,053	(10,844)	45,617
Adjustments to reconcile net income from continuing
operations to net cash provided by operating
activities (A)	(332,055)	(21,460)	(42,678)	8,632	(19,486)
Interest received	17,260	27,660	12,134	6,531	33,621
Dividends received from investments in
available-for-sale financial assets	-	2,190	-	2,190	2,190
Net cash provided by discontinued operation	36,001	6,270	(191)	(2,794)	13,043

Net cash provided by operating activities	71,477	21,705	5,318	3,715	74,985

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of investment in consolidates subsidiary
(Note 5)	(37,462)	-	-	-	-
Purchasing of activity (Note 6)	(255,704)	-	(255,704)	-	-
Proceeds from sale of a subsidiary	1,142,445	-	1,142,445	-	-
Acquisition of available-for-sale securities	(378,522)	(990,506)	(378,522)	(131,614)	(1,013,566)
Proceeds from sale of available-for-sale securities	3,500	137,515	-	4,221	137,515
Proceeds from held-to-maturity securities	28,218	42,481	17,421	8,593	58,054
Purchase of fixed assets	(361)	(1,457)	(89)	(718)	(2,840)
Proceeds from purchase of fixed assets	2,689	-	2,869	-	-
Investment in funds in respect of employee rights
upon retirement	(197)	(143)	(35)	(76)	(206)
Investment in a subsidiary	(200,429)	-	-	-	-
Net cash used in investing activities from
discontinued operations	-	(959)	-	-	(959)

Net cash provided by (used in) used in investing
activities	(304,357)	(813,069)	528,385	(119,594)	(822,002)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options to ordinary
shares	-	1,741	-	-	1,741
Loans/capital note received by a subsidiary	-	434,375	-	55,466	434,375
Repayment of loans by a subsidiary	-	(204,077)	-	(147)	(204,077)
Purchasing of treasury shares	(19,610)	-	(19,610)	-	-
Dividend distributed to the shareholders	(150,000)	-	-	-	-
Net cash used in discontinued operation	(23,468)	(22,550)	-	-	(26,287)

Net cash provided by (used in) financing activities	(193,078)	209,489	(19,610)	(55,319)	205,752

Currency translation in respect of cash and cash
equivalents	(48,630)	(27,304)	-	(23,020)	(49,923)

Net increase (decrease) in cash and cash equivalents	134,126	(609,179)	514,093	(83,580)	(591,188)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	428,291	979,316	48,324	453,717	1,019,479

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	562,417	370,137	562,417	370,137	428,291

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period of nine months ended September 30,		Period of three months ended September 30,		Year Ended December 31,
	2008	2007	2008	2007	2007
	NIS in thousands

(A) ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:

Non cash income and expenses:
Net loss (income) from discontinued operations	(10,769)	908	147	2,253	(5,503)
Financial income included in the P&L	(17,000)	(27,026)	(12,134)	(6,358)	(32,592)
Capital gains	(247,434)	-	-	-	-
Deferred taxes	(25,638)	-	(25,638)	-	-
Interest and exchange rate differences in respect of
shareholders loans/capital note in a subsidiary	643	14,371	-	14,371	26,263
Depreciation	117	8	9	4	63
Deferred stock compensation related to options
granted to employees	-	18	-	-	18
Adjustments to reconcile of employee rights upon
retirement	275	75	78	50	338
Income from dividend received upon liquidation of
investments in available-for-sale financial assets	-	(548)	-	-	(548)
Income from purchasing the minority share in a
subsidiary	(23,003)	-	-	-	-
Loss (gain) from sale of available-for-sale
securities and financial income from
held-to-maturity securities	(1,255)	1,680	(1,016)	(18)	1,650

	(324,064)	(10,514)	(38,554)	10,302	(10,311)

Changes in operating asset and liability items:
Increase in other receivable	(1,439)	(9,765)	(157)	(1,305)	(10,085)
Increase (decrease) in accounts payable and accruals	(6,552)	(1,181)	(3,967)	(365)	910

	(7,991)	(10,946)	(4,124)	(1,670)	(9,175)

	(332,055)	(21,460)	(42,678)	8,632	(19,486)

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(UNAUDITED)

Note 1 – General:

A	Continuing activities

Scailex Corporation Ltd. (hereinafter – The Company) is a public company that is incorporated in Israel and whose shares are registered for trade in the Tel Aviv Stock Exchange and are quoted in the OTC Bulletin Board in the United States.

The controlling shareholder of the Company from June 30, 2008 is Suny Electronics Ltd. (“Suny”), which held some 63% of the Company’s share capital on the control transfer date. Suny’s controlling shareholder is Mr. Ilan Ben Dov, who held some 0.3% of the Company’s share capital on the control transfer date. Mr. Ben Dov is also the controlling shareholder of Tao Tsuot Ltd., which held some 24.2% of the Company’s share capital on the control transfer date. See note 3.c. regarding the transfer of the control over the Company.

As of the date of this report, Suny holds some 64.4% of the Company’s share capital. The increase was a result of purchasing of additional shares as described in note 3.k.

As from August 2006 and until September 29, 2008, the Company operated in one business sector – the management of the Company’s assets and the identification of investments.

On September 29, 2008, the Company purchased the end-equipment operations and the retail cellular operations (“the Cellular Operations”) of Suny, which was transacted through Suny’s subsidiaries, Suny Telecom (1994) Ltd. and Dyn Dynamic Ltd. In consideration for the purchase of the Cellular Operations, the Company paid the inclusive sum of NIS 255.8 million. The purchase price was determined pursuant to a valuation of the operations being acquired, which was based on the total assets and liabilities being transferred, as presented in the Financial Statements of the subsidiaries as on June 30, 2008 (“the Capital Being Transferred”). The determinant Capital Being Transferred is the Capital Being Transferred as on the transaction closing date, and the consideration for the purchase of the Operations was updated, according to its value on this date, to the inclusive sum of approximately NIS 243.8 million (this sum includes the updated Capital Being Transferred at the sum of NIS 78.1 million and the surplus purchase cost over the fair value of the acquired assets and liabilities, at the sum of about NIS 165.7 million, which is presented in the consolidated balance sheet under “goodwill”).

The initial accounting handling of the investment in the operations being acquired, as presented in these Financial Statements, is temporary. The Company had not yet completed its allocation of the purchase cost to the assets and liabilities of the operations being acquired by the publication date of the Financial Statements and therefore, the assets and liabilities being acquired are presented according to their book value in Suny’s Financial Statements as on the acquisition date, while the surplus purchase cost over Suny’s book value is presented under goodwill.

The Company has engaged with an external consultant in order to perform a purchase price allocation (“PPA”). Once the allocation is completed, the final sums may differ significantly from the sums presented in these Financial Statements.

B	Discontinued activities

In the past the Company operated, on its own and through its subsidiaries (hereinafter –“The group”), in three business segments, which have been sold over the course of the last years. In accordance with International Accounting Standard number 5 “Non-current Assets Held for Sale and Discontinued Operations”, the assets and the liabilities of the aforementioned three segments have been classified separately in the consolidated balance sheets, and the results of their operations and their cash flows have also been classified separately within the framework of the statements of operations and the statements of cash flows (including the comparative figures), as those deriving from discontinued activities.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(UNAUDITED)

C	Functional currency

Up until June 30, 2008, the Company’s functional currency was the U.S. dollar. On July 17, 2008, the Company’s Board of Directors approved a change in the functional currency, in such manner that, as of the Financial Statements for the third quarter of 2008 (the quarter ending September 30, 2008) the Company’s Financial Statements are to be prepared and measured in Israeli shekels instead of in U.S. dollars. The said change was effected after the sale of the company PCH, through which the Company had held shares of the company Oil Refineries Ltd. (see note 3.a.), and after the Company’s economic environment subsequent to this sale was analyzed. The Board of Directors’ resolution was based, inter alia, on the Company’s intention of investing the proceeds from the sale of PCH in shekel financial channels and in other investments in Israel.

Note 2 – Summary of significant accounting policies:

A	These financial statements for the periods of three and nine months ended September 30, 2008 were prepared in condensed form based on the international financial reporting standards and the clarifications of the International Financial Reporting Interpretations Committee (IFRIC) (hereafter collectively – the IFRS Standards), that were issued and came into effect (including International Financial Reporting Standard no. 8 – “Operating Segments” that was issued and which permits early adoption as of the preparation of the financial statements), and while taking into consideration IFRS 1 – “First-time Adoption” of IFRS and pursuant to the reporting provisions in IFRS 34 – “Interim Financial Reporting” and in accordance with the Securities Regulations – Immediate and Periodical Reports 5730-1970 .

These financial statements should be reviewed together with the Company’s consolidated financial statements as of December 31, 2007 and for the year then ended, together with accompanying notes.

B	The principle accounting policies applied in the preparation of these interim financial statements are consistent with those applied in the Company’s audited financial statements for the year ended December 31, 2007.

C	In transaction with the minority shareholders for purchasing additional stake in consolidated company after reaching the control, the surplus of the purchase price over the book value of the minority interest at the time of the purchase, is attributed to the shareholders equity.

D	Business combinations

The group applies IFRS 3 (R) “Business Combinations” including business combination under common control. Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the group in exchange for control of the acquiree .costs directly attributable to the business combination are recognized in profit and loss. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 (R) “Business Combinations” are recognized at their fair values at the acquisition date, except for some assets that are classified according to the relevant standards. Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(UNAUDITED)

E	Financial reporting standards and interpretations published:

1)	Amendment of IAS 39 “Financial assets recognition and measurement” and IFRS 7 “Financial assets – disclosures” – The changes to IAS 39 permit an entity to reclassify non-derivative financial assets out of the ‘fair value through profit or loss’ (FVTPL) and ‘available-for-sale’ (AFS) categories in limited circumstances. All reclassifications must be made at the fair value of the financial assets at the date of reclassification.

2)	IAS 1 “Presentation of Financial Statements” – The amendment requires information in financial statements to be aggregated on the basis of shared characteristics and introduces a statement of comprehensive income. Items of income and expense and components of other comprehensive income may be presented either in a single statement of comprehensive income with subtotals, or in two separate statements, that is a separate income statement followed by a statement of comprehensive income. The amendment should be applied for annual periods beginning on or after January 1, 2009. Earlier application is permitted.

3)	IFRS 8 “Operating Segments” – The amendment requires segment disclosure based on the components of the entity that management monitors in making decisions about operating matters. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The amendment should be applied for annual periods beginning on or after January 1, 2009, retrospectively, unless the information is not available and the cost to develop it would be excessive. Earlier application is permitted. The Company has not yet completed its analysis of the impact of the amendment on its financial statements.

4)	IFRIC 13, Customer Loyalty Programs- customer loyalty programs.

An entity shall apply paragraph 13 of IAS 18 and account for award credits as a separately identifiable component of the sales transaction(s) in which they are granted (the ‘initial sale’). The fair value of the consideration received or receivable in respect of the initial sale shall be allocated between the award credits and the other components of the sale.

The consideration allocated to the award credits shall be measured by reference to their fair value, ie the amount for which the award credits could be sold separately. and shall recognise as revenue when award credits are redeemed and it fulfils its obligations to supply awards.

An entity shall apply this Interpretation for annual periods beginning on or after 1 July 2008. Earlier application is permitted.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(UNAUDITED)

5)	IFRS 2 “Share-Based Payment” – The amendment clarifies the definition of vesting conditions and non-vesting conditions and defines which vesting conditions should be taken into account in measuring the fair value at the date of granting a share-based payment. The amendment also provides guidance on the accounting treatment of instruments without terms for vesting and cancellations. According to the amended Standard, failure to meet non-vesting conditions will generally result in treatment as a cancellation. The provisions of the amendment will apply in respect of annual reporting periods beginning on or after January 1, 2009. Earlier application is permitted. The Company has not yet completed its analysis of the impact of the amendment on its financial position and results of operations.

6)	IAS 32 “Financial Instruments: Presentation” and to IAS 1 “Presentation of Financial Statements” – The amendment alters the definitions of financial liability, financial asset and capital instrument, and provides that certain puttable instruments issued by an entity that would normally be classified as liabilities to be classified as equity if and only if they meet certain conditions. The amendment is effective for annual periods beginning on or after January 1, 2009. Earlier application is permitted. The Company has not yet completed its analysis of the impact of the amendment on its financial statements.

7)	Improvements to International Financial Reporting Standards 2008 In May 2008, the IASB issued amendments to IFRS contemplated under a document titled “Improvements to International Financial Reporting Standards, May 2008". The improvements contain amendments that result in accounting changes for presentation, recognition or measurement purposes. The improvements also contain amendments that are terminology or editorial changes only, which are expected to have no or minimal effect on accounting. Most of the amendments are effective for annual periods beginning on or after January 1, 2009 and must be applied retrospectively. Early application is permitted.

Following are the amendments that are likely to affect the Company’s financial position and results of operations. As of the approval date of the interim financial statements, the Company has not yet completed the analysis of the expected impact of applying those amendments on its financial position and results of operations.

—	IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations” –According to the amendment, an entity that is committed to a sale plan involving loss of control of a subsidiary shall classify all the assets and liabilities of that subsidiary as held for sale, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale. The amendment should be applied prospectively for annual periods beginning on or after July 1, 2009. Earlier application is permitted provided that at the same time the entity applies the amendments to IAS 27 “Consolidated and Separate Financial Statements” as amended.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(UNAUDITED)

8)	Amendment of IAS 38 – “intangible assets” – Expenditure on advertising and promotional activities will be recognized as an asset until the entity has a right to access those goods. In the case of the supply of services, the entity recognizes the expenditure as an expense when it receives the services.

An entity shall apply those amendments for annual periods beginning on or after 1 January 2009.Earlier application is permitted

At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operations

Note 3 – Engagements and events during the period of the report:

Following are the main changes that occurred during the period of the report:

A	On April 10, 2008, after the approvals of the Company’s board of directors and audit committee were given, the Company engaged in an agreement with Israel Petrochemical Enterprises Ltd. (“Petrochemicals”), which at that time had been the Company’s parent company and controlling shareholder by virtue of its holding of 50.06% of the Company’s share capital) for the sale of 100% of the issued share capital of the wholly owned subsidiary Petroleum Capital Holdings Ltd. (“PCH”) to Petrochemicals (“PCH Sale Agreement”). The transaction was approved during the extraordinary general assembly of the Company convened on May 29, 2008.

On June 30, 2008, the PCH Sale Agreement was consummated, when the consideration for 100% of PCH’s share capital, for the capital notes that PCH had issued in respect of funds injected into it by its shareholders, and for the rights of the Company and of PCH pursuant to a letter of undertaking from the Israel Corporation Ltd. dated May 10, 2007, was affixed at the sum of about NIS 1,142.4 milliom in cash. The said sum was paid to the Company in its entirety on July 1, 2008.

On the transaction consummation date, PCH held some 15.76% of the issued share capital of Oil Refineries Ltd. (“ORL”); upon consummating the transaction and the sale of the PCH shares, the Company no longer indirectly holds shares of ORL, which, as stated, it had been holding through PCH.

Following the consummation of the transaction, the Company recorded a capital gain during the second quarter at the sum of about NIS 247.0 million.

B.	Within the scope of the sale of the control over the Company, the Company’s rights pursuant to a lease under which it rented its offices in Herzliya were assigned, and all equipment and improvements in the leasehold were sold for the consideration of some NIS 2.9 million. Following this sale, the Company recognized a capital gain of about NIS 0.1 million. After the balance-sheet date, on July 31, 2008, the Company relocated its offices at Suny’s complex at 48 Ben Tsiyon Galis Street, in Petach Tikva, Israel.

C.	On April 10, 2008, Petrochemicals engaged in an agreement with Suny, pursuant whereto Suny acquired all of Petrochemical’s holdings of the Company (50.06% of the Company’s issued share capital on that date), such that Petrochemicals ceased to be a shareholder of the Company, while Suny became the Company’s controlling shareholder. On June 30, 2008, this agreement was consummated, once all the suspending conditions and conditions precedent stipulated in this agreement and in the PCH Sale Agreement were fulfilled, including the concurrent execution of the PCH Sale Agreement. The consideration paid to Petrochemicals in respect of this acquisition was some NIS 735.4 million.

D.	On June 30, 2008, upon the signing of the agreements for the sale of PCH’s shares and for the acquisition of the control by Suny, the Company engaged in a run-off policy for directors and officeholders who held office in the Company and in its subsidiaries, including PCH.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(UNAUDITED)

The Company purchased insurance effective for seven years, at the inclusive sum insured per event and for the period of USD 30 million, and for a premium at the sum of USD 0.54 million, which were allocated to general and administrative expenses in the second quarter.

E.	Following the change in control, as stated above in clause c., and following the appointment of Mr. Ilan Ben Dov as the new chairman of the board of directors, on July 1, 2008, Mr. Eran Schwartz resigned from his office as chairman of the Company’s board of directors, and ceased to provide the services of active chairman of the board to the Company that he had been providing through Globecom Ltd. Pursuant to the agreements with Globecom Ltd., and in light of the circumstances under which Mr. Schwartz resigned from his office as chairman, Globecom became entitled to a six-month advance notice fee, which totalled some NIS 0.6 million; this sum was recognized as an expense in the second quarter and was paid in July 2008.

F.	During June 2008, after the approvals of the board of directors and general assembly of Scailex Vision were given, and once the court approved the execution of the distribution, Scailex Vision distributed a dividend to its shareholders at the inclusive sum of USD 25 million.

G.	On May 20, 2008, PCH received a dividend from ORL, which totalled some NIS 37.8 million. This dividend was recognized as “other income” in the Statement of Operations for the second quarter of 2008.

H.	On March 26, 2008, the Company purchased Linura’s entire stake in Petroleum Capital Holdings Ltd. (“PCH”), a subsidiary of the Company (19.9%) for the consideration of a total of USD 57.2 million, and received by way of assignment the capital note that PCH had issued to Linura. The consideration was paid in a single payment. Upon consummation of the acquisition of Linura’s PCH shares, PCH became a wholly owned subsidiary of the Company, and the PCH shareholders’ agreement was nullified. The Company held 15.76% of the share capital of Oil Refineries Ltd (“ORL”) through PCH until the sale of PCH on June 30, 2008.

As a result of the consummation of the said purchase, the Company generated a capital gain at the sum of about NIS 23 million during the first quarter of 2008. Furthermore, the capital reserves attributed to the Company’s shareholders was increased by some NIS 11.3 million.

I.	Pursuant to the agreement from 2005 for the sale of the majority of the assets and operations of Scailex Vision (Tel Aviv) Ltd. (“Scailex Vision”) to HP, USD 23 million (“the Sum in Escrow”) was deposited with a trustee to secure HP’s indemnification rights. On May 5, 2008, a settlement agreement was signed between Scailex Vision and HP, which concludes the reciprocal claims between the parties in relation to the Sum in Escrow.

Within the scope of the settlement agreement, HP and Scailex Vision agreed that, out of the total balance of the funds remaining in escrow, the sum of about USD 7.8 million is being released to Scailex Vision, the sum of about USD 7.4 million is being released to HP, while the balance, at the sum of about USD 0.6 million, is to remain in escrow to secure a particular claim in respect whereof HP is entitled to indemnification.

It was further agreed that Scailex Vision shall be entitled to receive additional sums from HP in the event that HP shall win the appeal that it filed against the tax authority in Mexico on the matter of tax assessments. Scailex Vision shall be entitled to receive 75% of any payment that HP receives in relation to that appeal, subject to the stipulation that the sum that HP shall transfer to the Company shall not exceed about USD 3.9 million (plus interest). Scailex Vision undertook to assume half of the litigation expenses in respect of the said appeal; it has no material exposure in respect of these expenses.

As a result of the settlement agreement, the provisions relating to HP’s claims were updated, and Scailex Vision generated a profit of some USD 2.4 million in the second quarter; the Company’s share of this profit is about USD 1.7 million.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(UNAUDITED)

J.	In May 2008, Scailex Vision and one of its wholly owned subsidiaries signed tax assessment agreements for the years 2006-2007. Following the closure of the assessments, Scailex Vision updated the tax provisions in its books, and, as a result, recorded a profit of some NIS 5 million, which was allocated to discontinued operations, as well as a tax expense at the sum of about NIS 1 million, which was allocated to current operations.

K.	On July 17, 2008, the Company’s Board of Directors approved a plan to purchase shares of the Company at a volume of up to 1 million ordinary shares of the Company (some 2.6% of the Company’s listed share capital). Within the scope of the plan, the Company’s Management was authorized to purchase shares from time to time on the Tel-Aviv Stock Exchange Ltd., or off the floor, at the inclusive financial volume of up to NIS 25 million, during a period of 12 months after the date of the resolution.

Up until September 30, 2008, the Company purchased 717,381 ordinary shares of the Company in accordance with the said plan, constituting some 1.9% of the Company’s issued share capital (fully diluted), for the inclusive financial volume of some NIS 19.6 million. See note 7.b. regarding additional purchases transacted subsequent to the balance-sheet date

Note 4 – Equity and reserves:

A.	On April 10, 2008, the Company Board of Directors approved the distribution of a cash dividend at the sum of Approximately NIS 150 million, after determining that the distribution meets the legal tests for a distribution, in conformance with the Companies Act, 5759 – 1999; the dividend was distributed in cash to the Company’s shareholders on May 22, 2008 and accordingly the retained earnings in the shareholders equity were reduced.

B.	The company’s equity declined by the sum of approximately NIS 19.6 million, due to the self-purchasing of shares that the Company is transacting. The shares being purchased become dormant shares and are presented as treasury shares. The Company’s total issued shares on September 30 did not change and remains at 43,579,388 shares, while the effective share capital, after deducting the Company’s total treasury shares, is 37,460,982 shares.

Note 5 – Disposal of investment in consolidates subsidiary:

The Composition:

	Period of nine months ended September 30		Period of three months ended September 30		Year Ended December 31
	2008	2007	2008	2007	2007
	NIS in thousands

Working capital (Excluding cash and cash
equivalents)	798,470	-	-	-	-
Realized loss in respect of financial
assets available for sale	59,538	-	-	-	-
Capital gain from selling the subsidiary	246,975	-	-	-	-
Receivables in respect of the sale of the
subsidiary	(1,142,445)	-	-	-	-

	(37,462)	-	-	-	-

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(UNAUDITED)

Note 6 – Purchasing of activity:

The Composition:

	Period of nine months ended September 30		Period of three months ended September 30		Year Ended December 31
	2008	2007	2008	2007	2007
	NIS in thousands

Working capital (Excluding cash and cash
equivalents)	(70,139)	-	(70,139)	-	-
Prepaid expenses	(770)	-	(770)	-	-
Fund in respect of employees rights upon
retirement	(963)	-	(963)	-	-
Fixed assets, net	(6,156)	-	(6,156)	-	-
Goodwill	(165,665)		(165,665)
Credit balance in respect of the
consideration	(12,011)	-	(12,011)	-	-

	(255,704)	-	(255,704)	-	-

Had the purchase of the operations occurred at the beginning of the period of three and nine months ending on September 30, 2008, then the Company’s total consolidated income would have totalled some NIS 143.3 million and NIS 406.7 million respectively, while the Company’s consolidated profits would have totaled some NIS 25.2 million and some NIS 357.3 million respectively.

Note 7 – Subsequent events:

A	On October 7, 2008, the Company’s Board of Directors approved the awarding of a one-time bonus to the Company’s C.E.O. and to the Company’s C.F.O. (“the Senior Officeholders”) by Israel Petrochemical Enterprises Ltd., the Company’s controlling shareholder up until June 30, 2008 (“the Previous Controlling Shareholder”), this in respect of the Senior Officeholders’ work in the Company during the period when the Previous Controlling Shareholder controlled the Company.

The bonus (at the inclusive total of NIS 300,000), which will not be paid from out of the Company’s funds, but rather from out of the funds of the Previous Controlling Shareholder, will be recorded, when actually paid, as a capital reserve under the equity and as a wage expense in the Statement of Operations, and therefore, will not affect the Company’s total equity at all.

B	Within the scope of the self-purchasing of Company shares (see note 3.k.), during the period from the balance-sheet date until the date of these Financial Statements, the Company purchased 107,628 additional shares of the Company, constituting 0.3% of the Company’s share capital (fully diluted), for the inclusive cost of some NIS 2.7 million.

In addition, on November 17, 2008, the Company’s Board of Directors resolved, within the scope of the plan approved on July 17, 2008 (see note 3.k. of these Financial Statements) to increase the financial volume of the said self-purchasing by an additional NIS 2 million; i.e., up to a total of NIS 27 million. The Company’s Board of Directors increased the inclusive financial volume of the plan, after having ascertained that this sum complies with the statutory requirements regarding a permitted distribution.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(UNAUDITED)

C	The Company’s Board of Directors resolved, on November 17, 2008, to take action to deregister the Company’s securities at the Securities and Exchange Commission of the United States (SEC) pursuant to the securities laws in the United States. The Company intends to file an application with the SEC for deregistration as stated within the coming days, and, if the SEC does not object to this within 90 days of the application filing date, the Company shall be deregistered as stated and the U.S. securities laws shall no longer apply to the Company, including in relation to the various reporting requirements. There is no certainty that the application as stated shall be accepted.